UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Odyssey Pictures Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

676121106
(CUSIP Number)

Redcliffe Svenska AB
Bastaugardesvag 9
Akersberga Sweden  S18462

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

April 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Redcliffe Svenska AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,494,350
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 8,494,350
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,494,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.87%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

ITEM 1.  Security and Issuer

Common Stock  (the “Shares”) of Odyssey Pictures Corporation (the “Company”), 2321 Coit Rd. Suite E, Plano, TX 75075

ITEM 2.  Identity and Background

This Statement is filed by Redcliffe Svenska AB, a corporation formed under the Laws of Sweden located at Bastaugardesvag 9,  Akersberga, Sweden  S18462

ITEM 3.  Source and Amount of  Funds and Other Compensation

This Amendment No. 1 to  Schedule 13D  is filed to report the reduction in holdings by the reporting person of 13,505,650 Shares with such Shares being sold to 17 individuals in a private sale.

ITEM 4.  Purpose of this Transaction

The purpose of this transaction was to dispose of Shares listed in Item 3.

As an interested and significant shareholder, the Reporting Person will take all actions necessary as may be deemed appropriate to protect his investment in the Company. Subject to a continuing review of the business prospects of the Company and depending on market conditions, economic conditions and other relevant factors, the Reporting Person may determine to increase, decrease or entirely dispose of his holdings in the Company, purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of the Company for investment, or acquire or seek to acquire control of the Company by merger, proxy solicitation, exchange of securities, asset acquisition, tender offer or in privately negotiated transactions on such terms and at such times as he may consider desirable.

Although the Reporting Person has no existing plans to do so, the Reporting Person may also engage in and may plan for his engagement in:

(1)	the acquisition of Shares of the Company or the disposition of Shares of the Company;

(2)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company;

(3)	a sale or transfer of a material amount of assets of the Company;

(4)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or vacancies on the board;

(5)	any material change in the present capitalization or dividend policy of the Company;

(6)	any other material change in the Company’s business or corporate structure;

(7)	changes in the Company’s charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(8)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)	any action similar to those enumerated above.
ITEM 5.  Interest in Securities of the Issuer

The aggregate number of Shares of the Company owned by the Reporting Person is 8,494,350 Shares, being 12.87% of the outstanding Shares of the Company.

The Reporting person has not  engaged in any transactions in the class of securities reported dudring the past sixty days or since the most recent filing on Schedule 13D.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

ITEM 7.  Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 14, 2010

Redcliffe Svenska AB

By: __________________________

Name: ________________________

Title: _________________________